UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Webster Financial Corporation

Webster Plaza

Waterbury, CT 06702

Telephone (203) 465-4364

WEBSTER BANK

RETIREMENT SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the Webster Bank Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Webster Bank Retirement Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Webster Bank Retirement Savings Plan for the year ended December 31, 2007, were audited by other auditors whose report dated June 25, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Boston, Massachusetts

June 29, 2009

WEBSTER BANK

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets

Interest-bearing cash	$958	$925,144

Investments, at fair value
Investments	139,310,032	206,518,786
Loans to participants	3,449,818	3,836,145

	142,759,850	210,354,931

Receivables:
Employer contributions	804,473	673,352

Participant contributions	522,892	439,419

Other	10,649	251

Net Assets Available for Benefits at fair value	144,098,822	212,393,097

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,374,813	246,162

Net Assets Available for Benefits	$145,473,635	$212,639,259

See notes to financial statements.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2008	2007
ADDITIONS
Interest income	$286,609	$287,991
Dividend income	6,134,638	12,376,284

Investment income	6,421,247	12,664,275
Contributions:
Participant	13,943,136	14,734,250
Employer	15,098,374	8,225,251
Rollover	421,278	1,619,800

Total additions	35,884,035	37,243,576

DEDUCTIONS
Net depreciation in fair value of investments	78,816,259	18,921,874
Benefits paid to participants	24,205,009	30,360,572
Administrative expenses	28,391	26,072

Total deductions	103,049,659	49,308,518

Net decrease	(67,165,624)	(12,064,942)

Transfers from other plans	—	3,837,221

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	212,639,259	220,866,980

End of year	$145,473,635	$212,639,259

See notes to financial statements.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following description of the Webster Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan’s provisions. Prior to January 1, 2007, the Plan was named the Webster Bank Employee Investment Plan.

General

The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since this date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. Participation in the Plan is completely voluntary. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed 90 days of service. See Note 12 for recent changes in the Plan’s eligibility provisions. Participants in the Plan may change their contribution amounts or cease contributions at any time during the plan year.

The Bank completed the merger of the NewMil Bank Savings and Protection Plan (the “NewMil 401(k) Plan”) into the Plan on August 1, 2007.

The Plan also maintains an Employee Stock Ownership Plan (“ESOP”) feature. The ESOP portion of the Plan constitutes a stock bonus plan established pursuant to section 401(a) of the Code and is intended to constitute an employee stock ownership plan under section 407 (d)(6) of ERISA and section 4975(e)(7) of the Code. The ESOP portion of the Plan is designed to be invested primarily in shares of common stock of Webster. No employee contributions can be made to the ESOP portion of the Plan.

Contributions

Effective January 1, 2008, Webster matches 100% of the first 2% and 50% of the next 4% of the employee’s pretax contributions based on annual compensation, which were limited to $15,500 during 2008 and 2007. In addition, Webster makes non-elective contributions to all plan participants equal to 2% of compensation. Employees age 35 or over on January 1, 2008 who were participants in the Webster Bank Pension Plan prior to the plan being frozen also receive special transition credits ranging from 1% to 6% of compensation.

Effective March 1, 2009, certain changes were made to the provisions of the Plan. See Note 12 for a description of these changes.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Vesting

Participants are always 100% vested in their pre-tax contribution account, rollover account and qualified non-elective contribution account. In general, the matching contribution is based on years of continuous service and vest to a participants account over 2-3 years, depending on the employment date of the employee. The participant’s vested balance is increased or decreased by any investment gains or losses generated by the participant’s account.

Participant Loans

Employees have the ability to borrow up to 50% of their vested account balance up to $50,000. The balance in a participant’s ESOP account cannot be considered in determining the maximum amount that a participant can borrow. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (prime + 1%) through payroll deductions. Loans must generally be repaid within five years through payroll deductions. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.

Payment of Benefits

If the value of a participant’s vested account is not greater than $1,000 (including his or her rollover contributions account), benefits will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant’s beneficiary or as a direct rollover to an IRA or another plan. If the value of a participant’s vested account is greater than $1,000 (including his or her rollover contributions account), benefits will be paid to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary, and the participant may defer payment until his or her required beginning date. Vested balances greater than $200 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant’s “normal retirement date” is the date age 65 is attained, and a participant’s “required beginning date” is April 1 of the calendar year following the calendar year in which he or she reaches age 70-1/2 or retires (whichever is later).

In the event of a participant’s total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.

Forfeitures

If participants terminate employment before they are fully vested in their account, the portion that is not vested will be forfeited. The Plan allows for forfeited funds to be used to reduce employer contributions and/or plan expenses. There was $289,729 and $208,616 in foreclosure credits in 2008 and 2007, respectively. In 2008 and 2007, the Plan used $372,947 and $139,802, respectively, of forfeited funds for contributions to the Plan. The balance in the forfeiture account at December 31, 2008 and 2007 was $38,618 and $116,387 respectively.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

The Plan invests in fully benefit responsive investment contracts through its participation in the Fidelity Managed Income Portfolio (MIP). The Plan’s investment in the MIP is reported at fair value in the statements of net assets available for benefits, with a corresponding adjustment to reflect this investment at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the MIP represents contributions plus earnings, less participant withdrawals and administrative expenses.

Changes in the fair value of fully benefit responsive investment contracts, and all other investments, are included in net depreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

All of the expenses of maintaining the plan are paid by the Bank except for fees charged by the Plan to a participant’s account for processing a Plan loan application, as well as an annual loan administration fee. These fees are reflected as administrative expenses in the statements of changes in net assets available for benefits.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	INVESTMENTS

Fidelity Management Trust Company is the Plan’s trustee. Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock with certain exceptions. A participant may not direct the unvested balance in his or her value sharing account until it is fully vested and may not direct the balance in the ESOP component of his or her account that was not previously converted into cash until certain age and service requirements are met.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2008	December 31, 2007
Fidelity Managed Income Portfolio*	$25,486,863	$22,651,179

Webster Financial Corporation common stock*	18,311,698	39,767,959

PIMCO Total Return Fund - Institutional Class	13,170,430	—

American Funds Growth Fund of America Class R4	11,331,123	19,342,980

Fidelity Diversified International Fund*	9,865,401	18,927,726

Fidelity Mid-Cap Stock Fund*	—	12,500,555

PIMCO Total Return Fund - Administrative Class	—	11,896,694

*	Indicates party-in-interest to the Plan

A summary of net depreciation in the fair value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) by investment is as follows:

For the years ended December 31,	2008	2007
Registered investment companies	$(55,734,379)	$2,222,477
Webster Financial Corporation common stock	(23,081,880)	(21,144,351)

	$(78,816,259)	$(18,921,874)

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	NON-PARTICIPANT-DIRECTED INVESTMENTS

All investments in the Plan are participant-directed with the exception of any unvested value sharing accounts and participant ESOP accounts.

Net assets relating to non-participant-directed investments (including amounts invested in qualified default investment alternatives established under the Plan) were comprised of the following:

	December 31, 2008	December 31, 2007
Common Stock	$4,500,496	$10,890,564
Stable value fund	3,656,485	4,367,330
Mutual funds	1,132,182	1,583,255

	$9,289,163	$16,841,149

Changes in net assets relating to non-participant-directed investments were as follows:

	Year ended December 31, 2008	Year ended December 31, 2007
Interest and dividends	$599,185	$725,196
Net depreciation	(6,706,988)	(14,949,114)
Benefits paid to participants	(1,284,969)	(2,613,131)
Transfers to participant-directed investments	(159,214)	(6,591,313)

	$(7,551,986)	$(23,428,362)

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2008

5.	FAIR VALUE MEASUREMENTS

As of January 1, 2008, the Plan adopted the provisions of FASB Statement No. 157, Fair Value Measurements (SFAS 157) which establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The three levels of the fair value hierarchy under SFAS 157 are defined as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities on active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include

•        quoted prices for similar assets or liabilities in active markets;

•        quoted prices for identical or similar assets or liabilities in inactive markets;

•        inputs other than quoted prices that are observable for the asset or liability;

•        inputs that are derived principally from or corroborated by observable market data by Correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable For substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered investment companies

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end.

Common/collective trust funds

Common/collective trust funds (“CCTs”) is comprised of an investment in a Stable Value Fund, which includes benefit-responsive contracts. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities. The fair value of the CCT is not available through a market quote; however, the fair value is determined based on the characteristics of the underlying investments as traded on an exchange and active market.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.	FAIR VALUE MEASUREMENTS (CONTINUED)

Common stocks

Webster common stock is stated at fair value as quoted on a recognized securities exchange as of the last trading day of the Plan year

Participant loans

Participant loans are valued at their outstanding balances, which approximate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Registered investment companies	$95,511,471	$95,511,471	$—	$—
Common/collective trust fund	25,486,863	—	25,486,863	—
Common stocks	18,311,698	18,311,698	—	—
Participant loans	3,449,818	—	—	3,449,818

	$142,759,850	$113,823,169	$25,486,863	$3,449,818

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant loans
January 1, 2008	$3,836,145
Purchases, issuances and repayments, net	(386,327)

Balance at December 31, 2008	$3,449,818

6.	PARTIES – IN – INTEREST

Certain investments are shares of mutual funds that are managed by Fidelity Investments Institutional Operations Company. Additionally, Fidelity Management Trust Company an affiliate of Fidelity Investments Institutional Operations Company is the trustee for the Plan. Investments from the NewMil 401(k) Plan are units of group variable annuities that were managed by American Funds Service Company, a subsidiary of Capital Bank and Trust, who was the Plan’s trustee until August 1, 2007. Therefore, transactions related to these companies qualify as party-in-interest transactions. Webster common stock is an investment option under the Plan. Webster is the parent of the Bank, the Plan’s sponsor.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.	PLAN TERMINATION

Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Retirement Plan Committee who are appointed by Webster Bank’s Board of Directors.

8.	TAX STATUS

The IRS has determined and informed the Bank in a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code, as amended. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Plan has been amended since receiving the determination letter; however, it is the opinion of the Plan administrator that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$145,473,635	$212,639,259
Less: Adjustment from fair value to contract value for the Plan's investment in MIP	(1,374,813)	(246,162)

Net assets available for benefits per Form 5500	$144,098,822	$212,393,097

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to Form 5500:

	Year ended December 31, 2008	Year ended December 31, 2007
Net decrease in net assets available for benefits per the financial statements	$(67,165,624)	$(12,064,942)
Net adjustment from fair value to contract value for the Plan's investment in the MIP	(1,128,651)	6,793

Net decrease in net assets available for benefits per Form 5500	$(68,294,275)	$(12,058,149)

WEBSTER BANK

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

11.	AMENDMENTS

The Plan was amended during the 2008 plan year. The following information is meant to provide only a brief description of amendments to the Plan during the 2008 plan year. The Webster Bank Retirement Savings Plan document should be referenced for complete information.

Effective February 1, 2008, the Plan was amended to address the sale of Webster Insurance, Inc. and other affiliated companies of Webster Bank, National Association that were part of the insurance business of Webster Financial Corporation (collectively, the “Webster Insurance Companies”) and the sale of Webster Risk Services, Inc. (“Webster Risk”). The Webster Insurance Companies were sold on February 1, 2008 and Webster Risk was sold on April 21, 2008. The employees of the Webster Insurance Companies and Webster Risk who were employed on the date of the sale became 100% vested in their account balances under the Plan as of such date, and were permitted to elect to have a direct rollover of any outstanding loans from the Plan to the Section 401(k) plan maintained by the purchaser of the Webster Insurance Companies and Webster Risk.

12.	SUBSEQUENT EVENTS

Effective as of March 1, 2009, the following amendments to the Plan were adopted:

(a)	Eligible employees can elect to make pre-tax contributions to the Plan beginning as of their date of hire.

(b)	Eligible employees hired on or after March 1, 2009 will become eligible to receive employer contributions after attaining age 21 and completion of one year of service. Employees hired prior to March 1, 2009 will remain eligible to receive employer contributions after reaching age 21 and completing 90 days of service.

(c)	Matching contributions will equal 100% of a participant’s pre-tax contributions to the extent the pre-tax contributions do not exceed 5% of compensation.

(d)	If a participant fails to make a pre-tax contribution election within 90 days of his or her date of hire, automatic pre-tax contributions will commence 90 days after his or her date of hire at a rate equal to 3% of compensation.

(e)	The 2% nonelective contribution has been eliminated.

(f)	For plan years beginning on or after January 1, 2009, the portion of the Plan that benefits employees who have reached age 21 and completed a year of service will remain a safe harbor “qualified automatic contribution arrangement” for purposes of Code Section 401 (k)(13) and Code Section 401 (m)(12). However, the portion of the Plan that benefits employees who have not reached age 21 or completed a year of service will not constitute a safe harbor plan. Therefore, the pre-tax contributions of any such employees who are highly compensated employees will be subject to limits based on the average percentage of compensation deferred by any such employees who are non-highly compensated employees.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Schedule  H, Line 4(i)

DECEMBER 31, 2008

Identity of Issue	Number of Shares/ Units Held	Description of Investment	Fair Value
* Fidelity Managed Income Portfolio	26,861,676 shares	Common/collective trust fund	$25,486,863

* Webster Financial Corporation common stock	1,328,861 shares	Common stock	18,311,698

PIMCO Total Return Fund-Institutional Class	1,298,859 shares	Registered investment company	13,170,430

American Funds Growth Fund of America Class R4	557,634 shares	Registered investment company	11,331,123

* Fidelity Diversified International Fund	458,643 shares	Registered investment company	9,865,401

* Fidelity Mid-Cap Stock Fund	438,525 shares	Registered investment company	6,845,382

* Fidelity Balanced Fund	493,192 shares	Registered investment company	6,470,681

* Fidelity Growth Company Fund	129,584 shares	Registered investment company	6,344,456

* Fidelity Small Cap Stock Fund	540,233 shares	Registered investment company	5,294,281

American Funds Washington Mutual Investors Fund Class R4	241,061 shares	Registered investment company	5,144,239

* Fidelity Equity-Income Fund	162,596 shares	Registered investment company	5,019,339

* Fidelity Worldwide Fund	380,718 shares	Registered investment company	4,793,243

* Fidelity Freedom 2020 Fund	370,647 shares	Registered investment company	3,725,000

Spartan Total Market Index Fund	129,960 shares	Registered investment company	3,233,015

* Fidelity Freedom 2010 Fund	253,107 shares	Registered investment company	2,622,192

* Fidelity Freedom 2030 Fund	239,220 shares	Registered investment company	2,334,790

* Fidelity Dividend Growth Fund	144,113 shares	Registered investment company	2,275,545

* Fidelity Freedom 2015 Fund	227,104 shares	Registered investment company	1,944,010

* Fidelity Freedom 2040 Fund	299,559 shares	Registered investment company	1,674,537

* Fidelity Freedom 2025 Fund	96,448 shares	Registered investment company	793,767

WEBSTER BANK

RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) (CONTINUED)

Schedule H, Line 4(i)

DECEMBER 31, 2008

Identity of Issue	Number of Shares/ Units Held	Description of Investment	Fair Value
* Fidelity Freedom 2035 Fund	67,633 shares	Registered investment company	$543,093

* Fidelity Freedom 2045 Fund	63,783 shares	Registered investment company	419,695

* Fidelity Freedom 2050 Fund	61,862 shares	Registered investment company	399,629

Dodge & Cox International Fund	16,251 shares	Registered investment company	355,900

* Fidelity Freedom 2000 Fund	27,017 shares	Registered investment company	271,520

* Fidelity Freedom Income Fund	23,996 shares	Registered investment company	229,403

Royce Pennsylvania Mutual Investment Fund	24,823 shares	Registered investment company	172,273

* Fidelity Value Fund	3,135 shares	Registered investment company	124,958

Spartan International Index Fund	2,669 shares	Registered investment company	71,356

* Fidelity Freedom 2005 Fund	5,031 shares	Registered investment company	42,213

* Participant loans		5.00% to 10.50%	3,449,818

		Total	$142,759,850

* Indicates a party-in-interest to the Plan

Non-participant-directed investments at cost:

Webster Financial Corporation common stock			$7,153,804
Fidelity Managed Income Portfolio			3,656,485
Registered investment companies			1,719,421

		Total	$12,529,710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK RETIREMENT SAVINGS PLAN

Date: June 29, 2009	By:	/s/ Jeffrey N. Brown
Jeffrey N. Brown
Chairman of the Retirement Plans Committee

Date: June 29, 2009	By:	/s/ Douglas O. Hart
Douglas O. Hart
Member of the Retirement Plans Committee

Date: June 29, 2009	By:	/s/ Bruce E. Wandelmaier
Bruce E. Wandelmaier
Member of the Retirement Plans Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm